UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

ILFC Signs LOI for up to 100 E-Jets E2 from Embraer

Paris, France, June 17th 2013 – Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) signed a Letter of Intent (LOI) with International Lease Finance Corporation (ILFC), a global leader in the leasing and remarketing of jet aircraft to commercial airlines, for the sale of 25 E190-E2 and 25 E195-E2. The LOI also contains options for an additional 25 E190-E2 and 25 E195-E2.

“This order demonstrates the market potential that ILFC sees for the E2,” said Paulo Cesar Silva, President and CEO, Embraer Commercial Aviation. “We thank ILFC for becoming a new E-Jets customer and for endorsing the program. As the launch customer, among leasing companies for the E2, ILFC’s global footprint and its diversified operator base will ensure access for even more airlines around the world to the aircraft.”

With approximately 1,000 owned and managed aircraft and a range of innovative customized leasing programs, ILFC pioneered the aircraft leasing business and has maintained its leadership position for four decades offering its customers full-service advisory capabilities and invaluable knowledge of the global aircraft fleet.

“We are pleased to be a lessor launch customer for the new E-Jets E2 and look forward to growing our relationship with Embraer,” said ILFC Chief Executive Officer, Henri Courpron. “The introduction of the E-Jets family to our fleet is an exciting prospect, as we believe these new aircraft would bring operational efficiencies to our global customers and further strengthen our company’s position as the most responsive and resourceful aircraft lessor today.”

The E-Jets E2 represent Embraer’s commitment to continuously invest in the company’s line of commercial jets and maintain its leadership in the 70 to 130 seats market. The three new airplanes (E175-E2, E190-E2, E195-E2) carry the designator “E2” which signifies generational changes in technology that have been incorporated in the design. Each of the three aircraft has the versatility for a range of single class, multi-class or high-density seat capacities to suit operator requirements with new ‘look and feel’ and improved comfort levels.

State-of-the-art engines in combination with new aerodynamically advanced wings, new engines, full fly-by-wire flight controls, and advancements in other systems will result in double-digit improvements in fuel burn, maintenance costs, emissions and external noise.

The first delivery of an E-Jets E2 (the E190-E2) is planned for the first semester of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. Over 950 E-Jets have been delivered to date. Currently, 65 customers from 47 countries have added Embraer E-Jets to their fleets.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements, and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events, and circumstances may not take place. Actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer